U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                             FORM 12b-25

                      STAMPEDE WORLDWIDE, INC.

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER  333-51302

CUSIP NUMBER  852843200

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  June 30, 2001

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Stampede Worldwide, Inc.
Full Name of Registrant

Chronicle Communications, Inc.
Former Name if Applicable

3910 Riga Boulevard, Tampa, Florida 33619
Address of Principal Executive Office (Street and Number) City, State and
Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached hereto, if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's filed for reorganization under Chapter 11 of the Bankruptcy Code on April 6, 2001. Accordingly, the Company needs additional time to file Form 10QSB for June 30, 2001 to provide proper disclosure of this event in the filing, as well as to allow time for the restatement of previously issued financial statements affected by this event.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

John V. Whitman, Jr.           (813)            630-2762
(Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes   [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 6, 2001, the Company filed for reorganization under Chapter 11 of the Bankruptcy Code. Management determined the filing was necessary due to the Company's insolvency, the collapse of its Internet information technology subsidiaries and computer resale businesses and the issuance of unauthorized common stock.

With respect to the last issue, management determined on or about January 12, 2001 that approximately sixty-eight million shares of common stock sold at an approximate aggregate price of $4,619,480 pursuant to a registration statement under the Securities Act of 1933, as amended, following a purported reverse stock split effective on November 20, 2000 possibly exceeded the Company's authorized shares because one director had failed to give written consent to the reverse split and the operable Florida corporate law requires written notice of the reverse split to be given to stockholders within thirty days, which was not given, and stockholder approval for the Company to maintain its previously authorized one hundred million shares of common stock following the reverse split, which was not obtained. The financial effects of these errors are undeterminable and can not be reasonably estimated due to the large trading volume in the Company's stock on the OTC Bulletin Board.
The Registrant anticipates reporting a consolidated loss for the period.

Stampede Worldwide, Inc. (formerly, Chronicle Communications, Inc.) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:  /s/ John V. Whitman, Jr.
     John V. Whitman, Jr., Chairman of the Board

Date:  August 14, 2001



Exhibit A
Statement of Independent Certified Public Accountants

We hereby state that we are unable to provide the required review of the consolidated financial statements of Stampede Worldwide, Inc. (formerly Chronicle Communications, Inc) on or before the prescribed due date, due to disclosure issues regarding the Chapter 11 filing, as well as, the necessary restatement of financial statements previously issued.

/s/ Bella, Hermida, Gillman, Hancock & Mueller
Certified Public Accountants
Plant City, Florida
August 14, 2001